Heineken Holding N.V.

RECEIVED
2008 APR 24 A 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

08002126

date 18 April 2008

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publications of Heineken Holding N.V.

- Press release AGM 17 April 2008
- Dividend Announcement dated 18 April 2008
- Shareholders' Circular Relating to the proposed acquisition by Sunrise Acquisitions Limited

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

PROCESSED
APR 29 2008
THOMSON REUTERS

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

dlw 4/25

Enclosures

Heineken Holding N.V. General Meeting of Shareholders adopts acquisition of Scottish & Newcastle plc

Amsterdam, 17 April 2008 - Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the annual meeting of Heineken Holding N.V. The most important resolutions and announcements are listed below.

Acquisition Scottish & Newcastle plc
The AGM has approved the acquisition by Sunrise Acquisitions Ltd., a company jointly owned by Heineken N.V. and Carlsberg A/S, of the entire issued and to be issued share capital of Scottish & Newcastle plc and the subsequent 100% shareholding by Heineken N.V. of Sunrise Acquisitions Ltd. after transfer by it of certain businesses of Scottish & Newcastle plc to Carlsberg A/S, all as described in detail in the Shareholders' Circular.

Dividend
The Board of Directors announced the distribution of a dividend over 2007 of €0.70 per ordinary share of €1.60 nominal value. Since an interim dividend of €0.24 was paid on 20 September 2007, the final dividend will be €0.46 per ordinary share. The final dividend will be made payable as of Friday 25 April 2008.
Heineken Holding N.V. shares will be quoted ex-dividend on Monday 21 April 2008.

Appointment external auditor
KPMG Accountants N.V. is re-appointed by the AGM as the external auditor for a period of four years (financial statements 2008-2011).

The full list of resolutions by the AGM of Heineken Holding N.V. of 17 April 2008 can be found under Investor Relations on www.heinekeninternational.com.

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9355
e-mail: veronique.schyns@heineken.com

Editorial information

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIA.AS and HEIO AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.70 per ordinary share of €1.60 nominal value has been declared for the 2007 financial year. The interim dividend of €0.24 already made payable on 20 September 2007 will be deducted from this. The final dividend per ordinary share is therefore €0.46.

The final dividend, less 15% dividend withholding tax, will be made payable as of 25 April 2008 at ABN AMRO Bank N.V., Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 21 April 2008. The record date is 23 April 2008 after closing of the stock exchange.

Amsterdam, 18 April 2008

SHAREHOLDERS' CIRCULAR

Relating to the proposed acquisition by Sunrise Acquisitions Limited (a company jointly owned by Heineken N.V. and Carlsberg A/S) of the entire issued and to be issued share capital of Scottish & Newcastle PLC

To be voted on at the annual general meeting
of shareholders of Heineken Holding N.V.

To be held at Beurs van Berlage,
Damrak 243, Amsterdam, the Netherlands
On Thursday 17 April 2008
At 4:00 p.m. (CET)

Heineken Holding N.V.

SHAREHOLDERS' CIRCULAR

Relating to the proposed acquisition by Sunrise Acquisitions Limited (a company jointly owned by Heineken N.V. and Carlsberg A/S) of the entire issued and to be issued share capital of Scottish & Newcastle PLC

To be voted on at the annual general meeting of shareholders of Heineken Holding N.V.

To be held at Beurs van Berlage,
Damrak 243, Amsterdam, the Netherlands
On Thursday 17 April 2008
At 4:00 p.m. (CET)

Heineken Holding N.V.

Important information

This shareholders' circular does not constitute an offer or invitation to sell, purchase or subscribe for any securities, or the solicitation of an offer to buy or subscribe for securities, in any jurisdiction and is not a prospectus as defined in article 5.2 of the Dutch Financial Markets Supervision Act *(Wet op het financieel toezicht)*. This shareholders' circular has been published by Heineken Holding N.V. (**Heineken Holding**) for the sole purpose of providing information to Heineken Holding's shareholders (the **Heineken Holding Shareholders**) on the proposed acquisition of the entire issued and to be issued share capital of Scottish & Newcastle plc (**S&N**) by Sunrise Acquisitions Limited (**BidCo**), a company jointly owned by Heineken N.V. and Carlsberg A/S (**Carlsberg**), and the subsequent holding by Heineken N.V. of the businesses, assets and investments of S&N in the UK, Ireland, Portugal, Finland, Belgium, US and India (the **Heineken Acquired Businesses**) (together the **Acquisition**).

The Heineken Holding Shareholders will be asked to approve the Acquisition at the annual general meeting of shareholders of Heineken Holding to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday 17 April 2008 at 4:00 p.m. (CET) (the **Heineken Holding AGM**).

Copies of this shareholders' circular and the agenda (including the explanatory notes) for the Heineken Holding AGM are available in Dutch and in English at the website www.heinekeninternational.com and can be obtained from the offices of Heineken Holding, at Tweede Weteringplantsoen 5, 1017 ZD, Amsterdam.

The information included in this shareholders' circular reflects the situation as of the date of this document. Neither the issue nor the distribution of this shareholders' circular shall under any circumstances constitute a representation, confirmation or implication that the information contained herein is accurate and complete as of any time subsequent to the date hereof and Heineken Holding expressly disclaims any obligation or undertaking to update, amend or supplement the information contained herein in any way to reflect facts or circumstances arising or occurring after the date of this shareholders' circular.

The Acquisition is being made by means of a scheme of arrangement under section 425 of the UK Companies Act 1985 (the **Scheme**). US persons should note that the Scheme relates to the shares of a Scottish company that is a "foreign private issuer" as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the **US Exchange Act**), and the Scheme will be governed by Scots law. Neither the proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements under US securities laws.

The Loan Notes (as defined herein) to be issued pursuant to the Loan Note Alternative (as defined herein) have not been registered under the US Securities Act of 1933, as amended (the US Securities Act), or under the applicable securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, unless an exemption under the US Securities Act or other relevant securities laws is applicable, the Loan Notes are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, any Restricted Overseas Shareholder (as defined herein).

This shareholders' circular contains statements about Heineken that are or may be "forward-looking statements" which address such key issues as Heineken's financial condition, growth strategy and expectations for growth, market position and the plans and objectives of Heineken with respect to the Acquisition. These statements are based on the current expectations of the management of Heineken and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as "targets", "plans", "aims", "intends", "expects", "anticipates", "believes", "estimates", "will", "may" and "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are not guarantees of future performance and have not been audited. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Acquisition, as well as additional factors, such as changes arising in the separation of the Carlsberg Acquired Business and the Heineken Acquired Business, changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Heineken Holding does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

As S&N does not publicly report information segmented specifically for the Heineken Acquired Businesses and has provided Heineken only with limited access to information during due diligence, the information about the Heineken

Acquired Businesses is based on estimates. Furthermore, given the nature of the transaction as a consortium acquisition requiring the separation of the S&N businesses, the precise allocation of assets and liabilities to Heineken and Carlsberg can only be determined after the Effective Date. Therefore, Heineken Holding stresses the illustrative nature of the information for the Heineken Acquired Businesses provided in this shareholders' circular. Any information regarding the Heineken Acquired Businesses that has not been publicly disclosed by S&N, or incorrect assumptions in Heineken's estimates due to the limited access to S&N information may result in material inaccuracies in the information included in this shareholders' circular.

This shareholders' circular is governed by Dutch law and must be read and interpreted in accordance therewith. Any dispute arising in connection with this shareholders' circular will be subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

If an amount in British pounds included in this shareholders' circular has been converted to euro, this has been done using a euro/sterling exchange rate of 1.35, being the mid-rate exchange rate as at the close of business on Friday 25 January 2008.

This shareholders' circular is also available in Dutch. If there is a discrepancy between the Dutch and English version, the English version prevails.

Contents

Letter to Shareholders 6

Information on the Acquisition 8

1. Background to the Acquisition 8
2. Information on S&N 8
3. Information on BidCo 9
4. Information on Carlsberg 9
5. The Heineken Acquired Businesses 9
6. Rationale for the Acquisition 13
7. Recommendation of the Acquisition 14
8. Structure of the Acquisition 14
9. The Consortium Agreement 16
10. The Implementation Agreement 17
11. Conditions to the Acquisition 18
12. Additional information 19
13. Unaudited Selected Illustrative Combined Financial information 21

Definitions 23

Letter to Shareholders

Dear Shareholder,

We are pleased to invite you to the annual general meeting of shareholders of Heineken Holding N.V. (**Heineken Holding**) to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday 17 April 2008 at 4:00 p.m. (CET) (the **Heineken Holding AGM**).

This shareholders' circular has been published by Heineken Holding for the sole purpose of providing information to Heineken Holding's shareholders (the **Heineken Holding Shareholders**) on the proposed acquisition of the entire issued and to be issued share capital of Scottish & Newcastle plc (**S&N**) by Sunrise Acquisitions Limited (**BidCo**), a company jointly owned by Heineken N.V. and Carlsberg A/S (**Carlsberg**), and the subsequent holding by Heineken N.V. of the businesses, assets and investments of S&N in the UK, Ireland, Portugal, Finland, Belgium, US and India (the **Heineken Acquired Businesses**) (together the **Acquisition**).

The Acquisition represents a significant strategic step for Heineken that will create strong platforms for future profit and cash flow growth. Heineken believes that the Acquisition has a clear strategic rationale, as it will enable Heineken to grow its flagship Heineken brand faster in profitable markets and reinforces Heineken's leadership position in the highly profitable European beer market. Following the Acquisition, Heineken will hold 18 number 1 or 2 market positions in Europe, an increase from 14 currently. In Western Europe, where Heineken has increased its profitability consistently year after year, Heineken will acquire number 1 and 2 market positions in significant new profit pools.

The Acquisition will also add attractive brands with international appeal such as Newcastle Brown Ale, Foster's, John Smith's Bitter and Strongbow cider to Heineken's leading brand portfolio. In addition, Heineken will acquire a 37.5% stake in United Breweries, the leading brewer in the still relatively small but fast-growing Indian beer market. On an illustrative basis and based on data for the year 2007, the Acquisition increases Heineken's sales volume by 27 million hectolitres of beer and cider and its revenues by approximately €3.5 billion.

We believe the Acquisition will allow Heineken to realise estimated synergies of £120 million (€162 million) by the end of year four, 70% of which being attributable to cost synergies (including production, distribution, head office and support function savings and implementation of best practices) and 30% to revenue synergies (including increased volume of the Heineken brand and the premium brand portfolio and leverage of S&N's portfolio brands).

Heineken estimates that the enterprise value of the Heineken Acquired Businesses amounts to £4.5 billion (€6.1 billion) and that these assets generated an estimated EBIT of £254 million (€343 million) in 2007. Heineken will finance the Acquisition through a committed new debt facility as well as existing loan facilities. The Acquisition will be immediately EPS accretive and return on investment is expected to exceed the weighted average cost of capital by the end of year four.

The Board of Directors of Heineken Holding, having duly considered the strategic, economic, financial and social aspects of the Acquisition, believes that the Acquisition presents an attractive opportunity for the Heineken Holding Shareholders. The Board of Directors unanimously and without qualification recommends the Heineken Holding Shareholders to vote in favour of the resolution to approve the Acquisition to be proposed at the Heineken Holding AGM.

Subject to, amongst other things, the approval of the Heineken Holding Shareholders, the shareholders of Heineken N.V., the priority shareholders of Heineken Holding, the court and certain competition authorities, completion of the Acquisition is currently expected to occur in the second quarter of 2008.

Heineken Holding, as major shareholder of Heineken N.V., and L'Arche Green N.V., as major shareholder of Heineken Holding, have given irrevocable undertakings to S&N to vote in favour of the Acquisition to be proposed at the Heineken N.V. AGM and the Heineken Holding AGM. The Acquisition has been approved by the S&N Shareholders on 31 March 2008.

This shareholders' circular contains important information on the Acquisition and we recommend Heineken Holding Shareholders read it carefully before making any decision on this important matter.

We are looking forward to meeting you at the Heineken Holding AGM on Thursday 17 April 2008.

Yours sincerely,

Heineken Holding N.V.

Maarten Das
Chairman of the Board of Directors

Information on the Acquisition

1. Background to the Acquisition

On 25 January 2008, the boards of S&N and BidCo announced that they had reached agreement on the terms of the recommended cash acquisition of the entire issued and to be issued share capital of S&N by BidCo. BidCo is a company jointly owned by Heineken N.V. and Carlsberg established for the purpose of implementing the Acquisition.

Under the terms of the Acquisition, BidCo has offered for each S&N Share an amount of 800 pence in cash, valuing whole of the issued share capital of S&N at approximately £7.6 billion (€10.2 billion). S&N Shareholders who validly elect to receive Loan Notes to be issued by BidCo will receive 800 pence in nominal amount of Loan Notes in respect of each S&N Share rather than cash. No final dividend will be payable by S&N in respect of the year ended 31 December 2007.

The Acquisition, which has received the unanimous recommendation of the S&N Board, was approved by the S&N Shareholders at the Court Meeting and the S&N EGM, both of which were held on 31 March 2008. Implementation of the Scheme remains subject to sanction by the Court.

The Acquisition is subject to the approval of the Heineken Holding Shareholders, which approval will be sought at the Heineken Holding AGM. The Acquisition is, amongst other things, also conditional upon approval of the Heineken N.V. AGM and the meeting of priority shareholders of Heineken Holding. Heineken Holding, as major shareholder of Heineken N.V., and L'Arche Green N.V. as major shareholder of Heineken Holding, have issued irrevocable undertakings to S&N to vote in favour of the Acquisition to be proposed at the Heineken N.V. AGM and the Heineken Holding AGM.

This Acquisition is not subject to the approval of the shareholders of Carlsberg.

Your attention is also drawn to the terms of the Scheme that are set out in full in a separate document prepared in accordance with the UK Companies Act 1985 (the **Scheme Document**), which is available on the website of S&N at www.scottish-newcastle.com.

2. Information on S&N

S&N is one of the world's leading beer-led beverages companies with strong positions in 15 countries. S&N has three of Europe's top ten beer brands in Foster's, Kronenbourg 1664 and Baltika (via its joint venture in Baltic Beverages Holding AB with Carlsberg). Its portfolio also includes national market leaders, such as John Smith's and Strongbow in the UK, Kronenbourg in France, Sagres in Portugal and Lapin Kulta in Finland. S&N is the clear market leader in cider and has significant positions in non-alcoholic beverages in Finland and Portugal.

S&N's preliminary results for the financial year ended 31 December 2007 were released on 19 February 2008. S&N reported group turnover for continuing operations of £4,150 million (2006: £3,846 million) and adjusted operating profit for continuing operations of £560 million (2006: £530 million). S&N employs over 15,000 people.

3. Information on BidCo

BidCo is a private limited company incorporated in Jersey. BidCo has not traded since its incorporation and its sole current activity relates to the implementation of the Acquisition. BidCo is jointly owned indirectly by Carlsberg and Heineken N.V. BidCo is resident for tax purposes in the UK.

4. Information on Carlsberg

Carlsberg is one of the world's largest brewing groups, selling its products in over 150 countries worldwide. Carlsberg operates both in mature markets in Western Europe and selected growth markets in Russia and neighbouring countries, other parts of Eastern Europe and Asia. Carlsberg owns 75 breweries in over 24 countries. With total beer production volumes of 82 million hectolitres in 2007, Carlsberg ranked fifth in the world beer market by volume.

For the year ended 31 December 2007, revenues amounted to DKK 44.8 billion (2006: DKK 41.1 billion), operating profit amounted to DKK 5.3 billion (2006: DKK 4.0 billion) and net profit amounted to DKK 2.3 billion (2006: DKK 1.9 billion). As at 31 December 2007, Carlsberg had a shareholders' equity of DKK 18.6 billion (2006: DKK 17.6 billion). Carlsberg employs over 30,000 people.

5. The Heineken Acquired Businesses

Heineken estimates that the enterprise value of the Heineken Acquired Businesses amounts to £4.5 billion (€6.1 billion) and that these assets generated an estimated EBIT of £254 million (€343 million) in 2007. The Heineken Acquired Businesses include the following:

- the businesses and investments in Belgium, Finland, India, Ireland, Portugal, the UK and the US (the Heineken Countries);
- S&N's group head office; and
- the brands related to the businesses in the Heineken Countries, with the exception of the Belgian brand Grimbergen.

Pursuant to the terms of the Acquisition, S&N's brands Kronenbourg (a French beer brand) and Grimbergen (a Belgian beer brand) are allocated to Carlsberg. Heineken and Carlsberg have agreed a long-term exclusive licence for Heineken

to produce, market and sell Kronenbourg in the UK and will enter into a long-term exclusive licence for Heineken to produce, market and sell Grimbergen in Belgium.

The Heineken Acquired Businesses are described in more detail below.

UK S&N is the leading beer brewer and distributor in the UK. S&N supplies both the on-trade (pubs, clubs, restaurants and hotels) and the off-trade (take home market, including supermarkets and grocery stores) with a leading portfolio of lagers, ales and ciders.

S&N is market leader in the UK beer market with a market share of approximately 26% in 2007. S&N's core brands of Foster's, Kronenbourg 1664, John Smith's and San Miguel each gained share of the beer market in 2007. Foster's is the second biggest lager in the UK, Kronenbourg 1664 is the second biggest premium lager and John Smith's is the number one ale brand.

In the UK cider market, S&N is market leader with the Strongbow and Bulmers Original brands (including a number of successful line extensions, such as Strongbow Sirrus, Jacques, and draught and pear variants of Bulmers Original). Strongbow accounts for almost half of the mainstream segment and over one-third of total cider. Bulmers Original focuses on the premium packaged segment, in which its market share increased to approximately 28% in 2007.

In the UK, S&N has four breweries and a cider production plant: breweries in North Yorkshire, Manchester, Gateshead and Berkshire, and a cider mill in Hereford. Total volume in the UK and Ireland amounted to 17.5 million hectolitres in 2006. In November 2007, following a review of its supply chain, S&N announced that it had decided to close the bottling facility at its Berkshire Brewery and to enter into a production and packaging agreement with Coors UK for up to 3 million hectolitres of on-trade volume. Following a further review, in February 2008 S&N announced its intention to close its Berkshire Brewery by early 2010, and to transfer residual brewing and packaging work progressively to its other sites.

In November 2007, S&N announced it had entered into a joint venture with the Q-Group to construct a new cider mill in Herefordshire to provide an additional cider volume of 1 million hectolitres, representing an increase in the total capacity of around 25%. The new company will be supported with an initial ten-year contract from S&N. In addition, S&N announced a new venture, Heritage Drinks Limited, to support its heritage ale brands and second tier cider brands.

S&N operates a distribution joint venture with Kuehne + Nagel (KN Distribution Logistics Ltd, or "KNDL"), which is the largest distribution network in the UK. The joint venture manages the distribution of Anheuser-Busch, Britvic, Wells Youngs and Heineken UK.

S&N also owns a pub operating company, S&N Pub Enterprises, that manages a widespread on-trade network. In 2007, approximately 400 outlets were added to S&N's estate increasing its total leased and tenanted pubs to over 2,000.

In the UK, S&N reported turnover of £1,863 million (2006: £1,864 million), operating profit of £213 million (2006: £231 million) and an operating margin of 11.4% (2006: 12.4%) in 2007. Of this reduction in operating profit, from 2006 to 2007, £9 million related to higher input costs, £10 million was the net impact from the introduction of the smoking ban and £19 million mainly related to lower than expected volumes over the key summer trading period and the negative operating leverage that entailed. Cost savings of £20 million in 2007 mitigated these effects.

In 2006, S&N employed approximately 5,200 people in the UK and Ireland.

Portugal

In Portugal, S&N's Central de Cervejas ("SCC") is the number two brewer, with an estimated market share of 44.8% in the on-trade and 42.6% in the off-trade segments. S&N's core beer brand, Sagres, is exported to 30 countries worldwide and has consistently outperformed the market, boosted by recent extensions such as Limalight and Bohemia D'Ouro.

S&N also owns the leading mineral water brand in Portugal, Luso, which has very successfully been extended into the highly profitable functional water segment.

In 2006, SCC operated one brewery and employed approximately 1,000 people in Portugal.

Finland

In Finland, S&N's Hartwall is one of the leading multi-beverage companies. Hartwall's core brands include Lapin Kulta and Karjala beers, Hartwall Jaffa juice drinks, ED energy drinks, Hartwall Novelle water and Upcider. In beer, Hartwall is the number two player, with an estimated market share of 30% in 2007.

In 2006, Hartwall had two breweries with a beer and cider volume of 1.9 million hectolitres, and employed approximately 1,000 people in Finland.

Belgium

S&N's Alken-Maes is the second largest brewer in Belgium with a market share of approximately 12%. Its core brands are Maes, Grimbergen, Mort-Subite and Cristal.

Alken-Maes has its headquarters at Waarloos. In 2006, it had two breweries and one cider mill (beer volume: 1.1 million hectolitres) where it brewed almost 30 different brands offering a broad range of high quality and premium beers.

S&N signed an agreement with Kuehne + Nagel to outsource secondary distribution with effect from 1 January 2008.

In 2006, S&N employed approximately 400 people in Belgium.

Ireland S&N is one of the smaller brewers in Ireland and its key brand is Beamish, including Beamish Genuine Irish Stout, Beamish Black and Beamish Red Irish Ale. S&N has one production site in Cork, Ireland.

US In the US, Newcastle Brown Ale, S&N's premium import beer brand, is the second largest imported ale. Newcastle Brown Ale is shipped to the US from the UK, and sold in draught and packaged formats. In 2007, Newcastle Brown Ale achieved 10% volume growth.

Scottish and Newcastle Importers is responsible for the sales and marketing in the US. It is headquartered in San Rafael, California, and employs around 100 people in the US and Canada.

India In India, S&N owns 37.5% of the shares in United Breweries Ltd ("UBL"), India's leading brewer. S&N exercises joint management control with a group of shareholders led by Dr. Vijay Mallya, the chairman of UBL, who also owns 37.5% of the shares in UBL. In addition, S&N owns 50% of a joint venture called MABL. The other 50% is held by UBL.

With a market share of 46%, UBL is the market leader in India in both the strong and mild segments of the beer market. The flagship UBL beer brand Kingfisher is India's largest beer brand and enjoys strong consumer awareness. Other key Indian beer brands include Sandpiper and Zingaro, which are both owned by MABL.

UBL operates 14 breweries in India. UBL and MABL employ approximately 4,500 people.

In a large part of the Asia Pacific region Heineken operates through Asia Pacific Breweries ("APB"), its joint venture with Fraser and Neave. Through APB, Heineken entered India purchasing a majority stake in Aurangabad Breweries, which owns a brewery in Aurangabad, Maharashtra. Heineken also created a company, Asia Pacific Breweries-Pearl Private Ltd., with the aim to build a new brewery in Hyderabad, Andra Pradesh.

On 27 March 2008, S&N, Heineken N.V., Heineken Holding, Carlsberg and BidCo were served with proceedings in the High Court of Judicature at Bombay, in India, by Dr. Mallya (and others). The proceedings allege, among other things, that if the Acquisition becomes effective it will result in a breach of the terms of the UBL joint venture agreement and is seeking an injunction restraining the exercise of any rights or privileges under the shareholders agreement relating to, and articles of association of, UBL. Heineken is taking legal advice on the merits of the claim.

Otherwise, Heineken is in the process of discussions on its future involvement in India with all stakeholders, in order to come to an agreement for a satisfactory structure for the Indian assets which are part of the Heineken Acquired Businesses.

6. Rationale for the Acquisition

Heineken believes that the Acquisition has a compelling strategic rationale. The Acquisition of S&N's operations in the UK, Portugal, Finland, Belgium, the US and its investment in India provides Heineken with leading positions in several new markets in Europe, as well as greater exposure to developing markets and segments. The Acquisition also creates significant opportunities in profitable markets to grow the premium Heineken brand.

The principal benefits of the Acquisition for Heineken are:

1. strong new platforms to drive future growth:
   - extensive new distribution and portfolio platforms in the UK and other markets to drive premium Heineken brand growth;
   - strong, complementary brands with international appeal and potential (Newcastle Brown Ale, Foster's and Strongbow cider); and
   - access to the growing UK cider market;
2. leading positions in key European markets:
   - number 1 in the UK and number 2 positions in Portugal, Finland and Belgium, which are stable, profitable markets; and
   - Heineken has a strong track record in creating value in mature markets through innovation, brand portfolio strategies and efficiency programmes;
3. a step-change in revenue, driving sizeable, reliable cash flow and profit streams to support future expansion, enabling Heineken to drive premiumisation in key markets;
4. greater exposure to developing markets and segments, with highly attractive positions in:
   - the fast growing Indian beer market; and
   - the growing US beer import segment;
5. estimated synergies of £120 million (€162 million) by the end of year four, 70% of which being attributable to cost synergies (including production, distribution, head office and support function savings and implementation of best practices) and 30% to revenue synergies (including increased volume of the Heineken brand and the premium brand portfolio and leverage of S&N's portfolio brands);
6. optimisation of Heineken's capital structure:
   - increased gearing while maintaining a strong balance sheet;
   - no share capital increase required; and
   - estimated net debt/EBITDA of 2.6x in 2007 on an illustrative basis;
7. attractive returns:
   - the Acquisition will be immediately EPS accretive; and
   - return on investment expected to exceed the weighted average cost of capital by the end of year four.

7. Recommendation of the Acquisition

The Board of Directors unanimously and without qualification recommends to the Heineken Holding Shareholders to vote in favour of the resolution to be proposed at the Heineken Holding AGM to approve the Acquisition.

8. Structure of the Acquisition

Heineken N.V. and Carlsberg have entered into a consortium agreement under the terms of which they agreed the structure and conditions of the Acquisition (the **Consortium Agreement**). Heineken N.V. has also entered into an implementation agreement with S&N, BidCo and Carlsberg in connection with the Acquisition under the terms of which they have agreed to cooperate to implement the Scheme (the **Implementation Agreement**).

The intention is first to effect a transaction whereby BidCo acquires the entire issued and to be issued share capital of S&N in exchange for the payment of cash and/or allotment and issue of Loan Notes as a result of which S&N will be wholly-owned by BidCo. The next step involves the transfer of different parts of the S&N business to Heineken and Carlsberg as agreed in the Consortium Agreement.

Heineken N.V. will acquire the Heineken Acquired Business and Carlsberg will acquire the S&N businesses in China, France, Greece, Russia, Belarus, Estonia, Latvia, Lithuania, Kazakhstan, Ukraine, Uzbekistan and Vietnam (the **Carlsberg Acquired Businesses**). To give effect to this, it is intended that, as soon as practicable after the Effective Date, the S&N businesses operating in Ireland, Portugal, Finland, Belgium and the US, including the subsidiary undertakings and associated undertakings of S&N in those jurisdictions, will be transferred to a member of the Heineken Group and that the Heineken Acquired Businesses in the UK and India will remain within the corporate structure of the S&N Group. As the Carlsberg Acquired Businesses are transferred to Carlsberg, Heineken N.V.'s interest in BidCo will increase proportionally, with the result that BidCo will be wholly-owned by Heineken N.V. after all the Carlsberg Acquired Businesses have been transferred to Carlsberg. Heineken N.V. and Carlsberg agreed to use their best endeavours to ensure that the transfers referred to above are completed within one year after the Effective Date.

The Scheme requires the approval of the S&N Shareholders and the sanction of the Scheme and confirmation of the Reduction by the Court. The approval of S&N Shareholders was obtained at the Court Meeting and the S&N EGM, both of which were held on 31 March 2008. It is expected that the Court Hearings to sanction the Scheme and to confirm the Reduction will be held on 23 April 2008 (the **First Court Hearing**) and 28 April 2008 (the **Second Court Hearing**) respectively, and that the Effective Date will be 28 April 2008.

Subject to, amongst other things, the approval of the Heineken Holding AGM, the Heineken N.V. AGM, the meeting of priority shareholders of Heineken Holding, the court and certain competition authorities, completion of the Acquisition is currently expected to occur in the second quarter of 2008.

If the Scheme becomes effective, S&N Shareholders will receive 800 pence in cash for each S&N Share. As an alternative to cash, S&N Shareholders (other than Restricted Overseas Shareholders) who have validly elected to receive Loan Notes in respect of some or all of their S&N Shares will receive 800 pence in nominal amount of Loan Notes to be issued by BidCo in respect of each S&N Share (the **Loan Note Alternative**).

The principal provisions of the Scheme are as follows:

- the cancellation of those of the Scheme Shares which are held by S&N Shareholders who have elected to receive cash in respect of those shares (the **Cancellation Shares**);
- the payment by BidCo to the S&N Shareholders of the sum of 800 pence in cash for each Cancellation Share on the basis of and in accordance with the terms set out in the Scheme Document;
- the transfer to BidCo of the Scheme Shares which are held by S&N Shareholders who have validly elected to receive Loan Notes under the Loan Note Alternative in respect of those shares (the Transfer Shares); and
- the allotment and issue by BidCo of Loan Notes in respect of each Transfer Share on the basis of and in accordance with the terms set out in the Scheme Document.

The Loan Notes are not being offered in the United States, Canada, Australia or Japan or any other jurisdiction where to do so would or may infringe the laws of, or require compliance with onerous registration or filing requirements in such jurisdiction.

The issue of the Loan Notes is conditional on the Scheme becoming effective in accordance with its terms. The maximum nominal amount of Loan Notes that will be issued under the Loan Note Alternative is £1 billion. If valid elections are received in respect of a greater aggregate nominal amount of Loan Notes, they will be scaled down pro rata and each such election will be valid only as so scaled down. Further details of the Loan Note Alternative are set out in the Scheme Document.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the S&N Shares on the Official List to be cancelled and to the London Stock Exchange for the S&N Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that, the cancellation and cessation will take place on the Business Day following the Effective Date.

It is proposed that, following the Scheme becoming effective, S&N will be re-registered as a private limited company.

9. The Consortium Agreement

The Consortium Agreement between Heineken N.V. and Carlsberg regulates the relationship between Heineken N.V. and Carlsberg both before and after the Acquisition. The Consortium Agreement covers, amongst other things, the following topics:

- the conduct of the parties in connection with the Acquisition;
- the management and corporate governance of BidCo before and after the Acquisition;
- the allocation of the brands, assets and liabilities of S&N; and
- the separation principles.

It is agreed that, following the Effective Date, Heineken N.V. will assume control of the Heineken Acquired Businesses (including the assumption of exclusive control over the voting rights of all corporate entities that form part of the Heineken Acquired Businesses) and employees and directors of the Heineken Group will assume line management responsibility for the employees working for a Heineken Acquired Business.

The board of BidCo consists of four directors of whom two directors were nominated by Heineken and two by Carlsberg. Immediately following the transfer of the French company Kronenbourg Holding S.A. and Baltic Beverages Holding AB from BidCo to Carlsberg, Carlsberg shall procure that the two directors nominated by Carlsberg on the board of BidCo shall resign and Carlsberg shall no longer be entitled to appoint any directors to the board of BidCo.

From the Effective Date, all businesses of the S&N Group operated in the Heineken Countries shall be for the sole risk and account of Heineken and, accordingly, Heineken shall be entitled to all of the S&N Group's rights and assets in the Heineken Countries.

As the Carlsberg Acquired Businesses are transferred to Carlsberg, Heineken N.V.'s interest in BidCo will increase proportionally, with the result that BidCo will be wholly-owned by Heineken N.V. after all the Carlsberg Acquired Businesses have been transferred to Carlsberg. Heineken N.V. and Carlsberg have agreed to use their best endeavours to ensure that the transfers are completed within one year after the Effective Date.

The Consortium Agreement obliges Heineken N.V. and Carlsberg, to the extent reasonably practicable, to establish following the Effective Date, firewalls and processes to limit or prevent the flow of confidential and commercially sensitive information.

10. The Implementation Agreement

Heineken N.V. has entered into the Implementation Agreement with S&N, BidCo and Carlsberg in connection with the Acquisition under the terms of which they have agreed to cooperate to implement the Scheme and certain other matters. In particular, the Implementation Agreement contains the principal provisions set out below:

Inducement fee arrangements

S&N has agreed with BidCo an inducement fee equivalent to £76,983,768 or such other sum which is equal to 1% of the total value of the cash consideration to be paid and Loan Notes to be issued (if any) pursuant to the Scheme, which shall be calculated by multiplying the price of 800 pence per S&N Share by the aggregate number of issued and to be issued S&N Shares and adding the see-through value of outstanding options or warrants.

This inducement fee will be payable by S&N to BidCo if, in summary:

1. the S&N Board (or any committee thereof) withdraws its recommendation of the Acquisition before the Acquisition lapses or is withdrawn, other than in circumstances where a break fee is payable by BidCo, Carlsberg or Heineken N.V. as referred to below; or

2. a competing proposal by a third party which is not acting in concert with BidCo (being any competing offer (or scheme), any merger or business combination, any de-merger and/or any material re-organisation of the S&N Group or any transaction that constitutes a class 1 disposal for S&N for the purposes of the Listing Rules (in each case whether in one transaction or a series of transactions)) is announced (with or without pre-conditions and whether pursuant to Rule 2.4 or Rule 2.5 of the UK City Code or otherwise) before the Acquisition lapses or is withdrawn, and such competing proposal subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented.

In addition, Heineken N.V., BidCo and Carlsberg have agreed with S&N an inducement fee payable by BidCo to S&N of an amount equal to the S&N inducement fee described above if, in summary, the Acquisition does not become unconditional by reason of any of the competition conditions as described in the Scheme Document, not being satisfied. If any such conditions are not satisfied solely for reasons connected with the Carlsberg Acquired Businesses, Carlsberg shall pay such inducement fee and it shall be reduced to 50% of the amount which would have been paid by BidCo. If any such conditions are not satisfied solely for reasons connected with the Heineken Acquired Businesses, Heineken N.V. shall pay such inducement fee and it shall be reduced to 50% of the amount which would have been paid by BidCo.

Alternative means of implementing the Acquisition

BidCo has the right, with the consent of the Panel, to elect to implement the Acquisition by making a Takeover Offer for the entire issued and to be issued share capital of S&N. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90% (or such lesser percentage (being more than 50%) as BidCo may decide)) of (I) the S&N Shares to which such offer relates and (II) the voting rights normally exercisable at a general meeting of S&N, including for this purpose, any such voting rights attaching to S&N Shares that are unconditionally allotted or issued before the Takeover Offer becomes or is declared unconditional as to acceptances (whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise), so far as applicable, as those which would apply to the Scheme.

Termination

The Implementation Agreement will terminate on the earlier of:

1. the date of an agreement to terminate between BidCo, S&N, Carlsberg and Heineken N.V.;
2. other than where BidCo elects to implement the Acquisition by way of a Takeover Offer, on the Scheme not being sanctioned by the Scheme Shareholders at the Court Meeting or any of the resolutions to be proposed at the S&N EGM, and which are set out in the Scheme Document, not being so approved at the S&N EGM;
3. the day immediately after the day upon which an inducement fee is paid;
4. the date that a competing proposal is recommended by the S&N Directors;
5. 8 July 2008 if the Scheme has not become effective or the Takeover Offer (as the case may be) has not been declared unconditional in all respects on or before that date; or
6. the Scheme or Takeover Offer (as the case may be) otherwise lapsing or being withdrawn in accordance with the UK City Code.

11. Conditions to the Acquisition

In summary, the Scheme is, amongst other things, conditional upon:

1. approval of the Scheme by a majority in number representing 75% or more in value of the Scheme Shareholders present and voting at the Court Meeting, or at any adjournment thereof;
2. the resolution to approve matters to give effect to the Scheme being duly passed by the requisite majority at the S&N EGM, or at any adjournment thereof;

3. the sanction by the Court of the Scheme and the confirmation of the Reduction; and

4. the satisfaction of certain formalities regarding the Scheme.

The approval of S&N Shareholders has been obtained at the Court Meeting and the S&N EGM, both of which took place on 31 March 2008, and, as a result, the conditions referred to in paragraphs 1. and 2. above have been satisfied.

In addition, the Acquisition is conditional upon, amongst other things:

5. approval of the Heineken Holding AGM, the Heineken N.V. AGM and the meeting of priority shareholders of Heineken Holding;

6. receipt of merger control approvals in the European Union under the EC Merger Regulation for: (a) the proposed transfer of the Heineken Acquired Businesses to Heineken N.V. or the proposed acquisition of the Heineken Acquired Businesses by Heineken N.V.; and (b) the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg or the proposed acquisition of the Carlsberg Acquired Businesses by Carlsberg; and

7. receipt of merger control approvals in the US, Russia and Ukraine.

The approval from the US competition authority, the Russia competition authority and the Ukraine competition authority has been obtained. Approval from the European Commission on the proposed transfer of the Carlsberg Acquired Businesses to Carlsberg has been obtained as well. It is expected that in early April 2008, approval from the European Commission on the proposed transfer of the Heineken Acquired Businesses (except for the Irish business of S&N) to Heineken N.V. will be obtained. It is expected that the European Commission will refer the Acquisition by Heineken of the Irish business of S&N to the Irish competition authorities. The referral by the European Commission to the Irish Competition Authority will not delay completion of the Acquisition.

12. Additional information

Management and employees

BidCo values highly the skills, knowledge and expertise of S&N's existing management and employees and believes they have made a significant contribution to the success of the S&N business. BidCo has given assurances to the directors of S&N that, following the Scheme becoming effective, the existing employment rights, including pension rights, of the management and employees will be fully safeguarded.

It is envisaged that the employees and management of S&N who are employed by the Heineken Acquired Businesses will benefit from Heineken N.V.'s initiatives, which, in Heineken N.V.'s view, provide best practice HR processes to the Heineken Group businesses and employees.

Given the largely complementary nature of S&N's businesses in the Heineken Countries and Heineken N.V.'s existing operations, Heineken N.V. does not anticipate any significant redeployment of the fixed assets of S&N in the Heineken Countries or changes to the principal locations of S&N's business operations in the Heineken Countries, save for any changes or redeployments already announced by S&N.

Heineken N.V. is in the process of conducting an integration review process for the Heineken Acquired Businesses in order to identify synergies and other future benefits for the enlarged Heineken Group. It is expected that the integration review process may result in some headcount reduction or relocation of members of the workforce in the Heineken Acquired Businesses following the Effective Date mainly as a result of the integration of head office and other overlapping functions and operations (subject to any consultation and other obligations required by applicable law).

S&N UK Pension Plan

As part of the Acquisition of S&N, the S&N Pension Plan Trustee Limited (the "Trustee") and Heineken N.V have reached an agreement on the terms under which Heineken N.V has agreed to assume control and the ongoing management and responsibility for the UK Pension Plan. As part of this agreement, a guarantee will be put in place from Heineken N.V. In addition, Heineken N.V will also accelerate the deficit payments previously agreed with S&N, with an injection shortly after the Effective Date of £50 million into the plan.

In this regard, the Trustee board composition will remain unchanged with an equal balance of independent members and company-nominated directors. The Trustee directors also intend to maintain the current investment strategy. Existing rights of employees and pensioners will be fully safeguarded.

Financing of the Acquisition

Heineken N.V and Carlsberg have secured separate committed financing arrangements for the provision to BidCo of the necessary financing to fund the cash consideration payable by BidCo to Scheme Shareholders under the Acquisition.

Heineken N.V 's financing will be provided through a committed new multicurrency £3.85 billion debt facility, which is being provided by Credit Suisse, Bank of America, Barclays Bank PLC, BNP Paribas, Citibank N.A., Fortis Bank (Nederland) N.V., HSBC Bank plc, ING Bank N.V. and JPMorgan Chase Bank N.A. The facility consists of a £1.1 billion tranche with a maturity of one year (with an option to extend to two years) and a £2.75 billion five-year tranche. Interest is based on EURIBOR/LIBOR plus a margin. No financial covenants apply; there is only an incurrence covenant.

The combination of this new acquisition facility and the €2 billion existing loan facility largely exceeds the estimated enterprise value (including assumed debt) of the Heineken Acquired Businesses of £4.5 billion (€6.1 billion).

Headquarters

The Heineken Group will continue to be headquartered in The Netherlands.

13. Unaudited Selected Illustrative Combined Financial Information

The table below shows certain unaudited selected illustrative combined financial information for the financial year ended December 31, 2007 to illustrate the aggregate of Heineken Holding and the Heineken Acquired Businesses. As S&N does not publicly report financial information segmented specifically for the Heineken Acquired Businesses and has provided Heineken only with limited access to financial information during due diligence, the unaudited financial information about the Heineken Acquired Businesses is based on estimates. Furthermore, given the nature of the transaction as a consortium acquisition requiring the separation of the S&N businesses, the precise allocation of assets and liabilities to Heineken and Carlsberg can only be determined after the Effective Date. Therefore, Heineken Holding stresses the illustrative nature of the financial information for the Heineken Acquired Businesses provided in this shareholders' circular. Any financial information regarding the Heineken Acquired Businesses that has not been publicly disclosed by S&N, or incorrect assumptions in Heineken's estimates due to the limited access to S&N information may result in material inaccuracies in the unaudited selected illustrative financial information included in this shareholders' circular.

The illustrative financial information should be read in conjunction with Heineken Holding's and S&N's audited financial statements for the financial year ended December 31, 2007, including the notes thereto, that have been prepared in accordance with IFRS as adopted by the European Union.

No adjustments have been made to the unaudited selected illustrative financial information (neither to the individual financial information of Heineken Holding and the Heineken Acquired Businesses nor to the combined financial information) that could further illustrate the impact of the Acquisition, including those related to acquisition accounting, those to conform to Heineken Holding's accounting policies and presentation format, and those related to the financing of the acquisition. The combined financial information that is shown in the table below is therefore merely an aggregation of the individual financial information of Heineken Holding and the Heineken Acquired Businesses, and should not be interpreted as pro forma combined financial information.

The financial information in this section is included for illustrative purposes only. Because of its nature, the unaudited selected illustrative combined financial information addresses a hypothetical situation and, therefore, does not represent any actual financial position or any actual results of operations. Heineken Holding does not claim or represent that the illustrative financial information is indicative of its financial position or results that would have been achieved had the

Acquisition taken place as of January 1, 2007 or that may be achieved in the future. There can be no assurance that the assumptions used in the preparation of the illustrative financial information will prove to be correct.

The illustrative financial information may contain forward-looking statements. Forward-looking statements involve assessing risks and uncertainties and making assumptions. Undue reliance should not be placed on any forward-looking statements. For further information regarding forward-looking statements, see the section "Important Information".

Unaudited Selected Illustrative Combined Financial Information for the financial year ended December 31, 2007

	Heineken Holding	Heineken Acquired Businesses		Combination
	In € million[1]	In £ million[1]	In € million[1]	In € million[1]
Consolidated beer and cider volume (in million hectolitres)	120	27	27	147
Revenue	12,564	2,591	3,498	16,062
EBITDA	2,568	351	474	3,042
EBITDA as % of Revenue	20%	14%	14%	19%
EBIT	1,846	254	343	2,189
EBIT as % of Revenue	15%	10%	10%	14%

[1] *unless stated otherwise*

The EBITDA and EBIT for Heineken Holding in the table above are before exceptional items and amortisation of brands.

The unaudited selected illustrative financial information for the Heineken Acquired Businesses is based on certain assumptions, including:

- The financial information includes the results of S&N's operations in UK & Ireland, Portugal, Finland, Belgium, India, and USA, as well as Heineken's expected allocation of the venture markets and central costs.
- The financial information is presented: including S&N's share of results of joint ventures and associates; excluding exceptional items; and including royalties paid for the Kronenbourg brand.
- The financial information of the Heineken Acquired Businesses has been translated to € using a euro/sterling exchange rate of 1.35, being the mid-rate exchange rate as at close of business on Friday 25 January 2008.

Definitions

Acquisition means the proposed acquisition of the entire issued and to be issued share capital of S&N by BidCo by means of the Scheme (or by means of a Takeover Offer if BidCo so elects and subject to the consent of the Panel).

BidCo means Sunrise Acquisitions Limited, a company incorporated in Jersey with registered number 95781.

BidCo Group means BidCo, its subsidiaries and subsidiary undertakings.

Board of Directors means the board of directors *(raad van beheer)* of Heineken Holding.

Business Day means a day on which London Stock Exchange plc is open for the transaction of business.

Cancellation Shares means Scheme Shares, other than the Transfer Shares but including Scheme Shares treated as Cancellation Shares under the operation of the Scheme.

Carlsberg means Carlsberg A/S, a Danish corporation listed on the Copenhagen Stock Exchange.

Carlsberg Acquired Businesses means the businesses of S&N operating in the Carlsberg Countries subject to the terms and conditions of the Consortium Agreement.

Carlsberg Countries means China, France, Greece, Russia, Belarus, Estonia, Latvia, Lithuania, Kazakhstan, Ukraine, Uzbekistan and Vietnam.

Consortium Agreement means the consortium agreement between Heineken N.V. and Carlsberg dated 24 January 2008.

Court means the Court of Session in Edinburgh, Scotland.

Court Hearings means the First Court Hearing and the Second Court Hearing.

Court Meeting means the meeting of the holders of Scheme Shares convened by order of the Court pursuant to section 425 of the UK Companies Act 1985 to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment thereof.

DKK means Danish Krone.

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

EC Merger Regulation means Council Regulation (EC) No. 139/2004.

Effective Date means the date on which the Scheme becomes effective.

First Court Hearing means the hearing at which the sanction of the Scheme by the Court will be sought under section 425 of the UK Companies Act 1985.

Heineken means Heineken Group.

Heineken Acquired Businesses means the businesses of S&N operating in the Heineken Countries subject to the terms and conditions of the Consortium Agreement.

Heineken N.V. AGM means the annual general meeting of shareholders of Heineken N.V. to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday 17 April 2008 at 2:00 p.m. (CET).

Heineken Countries means Belgium, Finland, India, Ireland, Portugal, UK and US.

Heineken Group means Heineken Holding N.V., Heineken N.V. and its subsidiary undertakings (excluding the BidCo Group).

Heineken Holding means Heineken Holding N.V.

Heineken Holding AGM means the annual general meeting of shareholders of Heineken Holding N.V. to be held at Beurs van Berlage, Damrak 243, Amsterdam, the Netherlands on Thursday 17 April 2008 at 4:00 p.m. (CET).

Heineken Holding Shareholders means the holders of ordinary shares in the capital of Heineken Holding.

Implementation Agreement means the agreement between S&N, Carlsberg, Heineken N.V. and BidCo dated 25 January 2008 dealing with, amongst other things, the conduct of the Scheme and imposing certain obligations on S&N.

Loan Note Alternative means the alternative whereby Scheme Shareholders (other than Restricted Overseas Shareholders) may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Acquisition.

Listing Rules means the listing rules of the UK Listing Authority (as amended).

Loan Notes means the floating rate cash collateralised loan notes of BidCo to be issued pursuant to the Loan Note Alternative.

London Stock Exchange means London Stock Exchange plc.

Official List means the official list maintained by the UK Listing Authority.

Panel means the UK Panel on Takeovers and Mergers.

Reduction means the reduction of capital of S&N by the cancellation and extinguishing of the Cancellation Shares provided for by the Scheme.

Reduction Record Time means 6.00 p.m. on the Business Day immediately prior to the date of the Second Court Hearing.

Restricted Overseas Shareholders means Scheme Shareholders in or resident in the United States, Canada, Australia or Japan or any other Scheme Shareholders to whom BidCo determines the Loan Note Alternative shall not be available pursuant to the Scheme.

S&N means Scottish & Newcastle plc.

S&N Board means the board of directors of S&N.

S&N Directors means each of the directors of S&N.

S&N EGM means the extraordinary general meeting of shareholders of S&N held in connection with the Scheme on 31 March 2008.

S&N Group means S&N and its subsidiary undertakings.

S&N Shareholders means the holders of S&N Shares from time to time.

S&N Shares means the shares of 20 pence each in the capital of S&N.

Scheme means the proposed scheme of arrangement under section 425 of the UK Companies Act 1985 between S&N and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by S&N and BidCo.

Scheme Document means the Scheme that is set out in full in the scheme circular prepared in accordance with the UK Companies Act 1985 and distributed to S&N Shareholders on 22 February 2008 (which is available on the website of S&N at www.scottish-newcastle.com).

Scheme Record Time means 6.00 p.m. on the Business Day immediately prior to the Second Court Hearing.

Scheme Shareholders means the holders of Scheme Shares.

Scheme Shares means

1. the S&N Shares in issue at the date of the Scheme;
2. any S&N Shares issued after the date of the Scheme and before the Voting Record Time; and
3. any S&N Shares issued at or after the Voting Record Time and before the Scheme Record Time either on terms that the original or any subsequent holders thereof shall be bound by the Scheme and/or in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme,

in each case excluding any S&N Shares registered in the name of or beneficially owned by Heineken Holding, Heineken N.V., Carlsberg or BidCo.

Second Court Hearing means the hearing at which the confirmation of the Reduction by the Court will be sought under section 137 of the UK Companies Act 1985.

Takeover Offer has the meaning given Part 28 of the UK Companies Act 2006.

Transfer Shares means Scheme Shares (if any) in respect of which valid elections are made under the Loan Note Alternative in accordance with its terms.

UK means the United Kingdom of Great Britain and Northern Ireland.

UK City Code means the City Code on Takeovers and Mergers of the UK.

UK Companies Act 1985 means the Companies Act 1985 of the UK (as amended).

UK Companies Act 2006 means the Companies Act 2006 of the UK in so far as in force.

UK Listing Authority means the UK Financial Services Authority in its capacity as the competent authority for listing under Part VI of the UK Financial Services and UK Markets Act 2000.

US or United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

US Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

US Securities Act means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Voting Record Time means 6.00 p.m. on the day which is two days before the date of the Court Meeting.

END